Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund of
Colorado (the "Fund") was held on June 27, 2008. The holders of shares representing 77% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

	Trustee		For		Withheld

	Tucker Hart Adams	$157,325,318		$1,102,814
	Thomas A. Christopher	$157,310,587		$1,117,535
	Gary C. Cornia		$157,327,743		$1,100,390
	Diana P. Herrmann	$157,253,176		$1,174,967
	Lyle W. Hillyard		$157,330,843		$1,096,290
	John C. Lucking	$157,336,009		$1,092,124
	Anne J. Mills		$157,204,594		$1,504,940


2. To ratify the selection of Tait Weller & Baker  LLP as the
Fund's independent registered public accounting firm.

Dollar Amount of  Votes:

		For	Against	Abstain

		$153,911,445	$722,944	$3,793,734